

December 22, 2011

<u>**Via E-mail**</u>
Mr. Haim Tabak
Chief Operating Officer
Win Global Markets, Inc.
55 Igal Alon Street
Tel-Aviv 67891
Israel

   Re: **Win Global Markets, Inc.**
       Preliminary Proxy Statement on Schedule 14A
       Filed December 16, 2011
       File No. 000-51255

Dear Mr. Tabak:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note you are increasing the amount of authorized shares of common stock to provide additional shares to be used for various corporate purposes, as discussed on page 2 of your preliminary proxy statement. We further note, however, that you have already entered into an agreement to sell 12,500,000 million shares of common stock and a warrant to purchase an additional 6,250,000 shares of common stock. As such, please revise your proxy statement to include the information required by Item 11 of Schedule 14A for the securities to be issued pursuant to this agreement or tell us why it is not applicable. If you determine that certain disclosure requirements of Item 11 are not applicable, including the inclusion of financial statements per Item 11(e), please tell us the basis for such determination. Refer to Note A to Schedule 14A.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 if you have questions regarding this comment or with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Paul D. Trumble
       Oded Har-Even